Mail Stop 3561

 						August 3, 2005

Mr. William Hecht
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

	Re:	PPL Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 1-11459
		PPL Energy Supply, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 333-74794
		PPL Electric Utilities Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 1-905

Dear Mr. Hecht:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,


							Jim Allegretto
Senior Assistant Chief Accountant